UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: January, 2023
Commission File Number: 001-39557

Siyata Mobile Inc.
(Translation of registrant’s name into English)

1751 Richardson Street, Suite #2207,

Montreal, Quebec H3K-1G6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Information

On January 19, 2023, Siyata Mobile Inc. (the “Company”) entered into warrant exercise agreements with fourteen existing accredited investors to exercise certain outstanding warrants (the “Exercise”) to purchase up to an aggregate of 18,042,857 of the Company’s common shares (the “Existing Warrants”). In consideration for the immediate exercise of the Existing Warrants for cash, the exercising holders received new unregistered warrants to purchase up to an aggregate of 18,042,857 common shares (equal to 100% of the common shares issued in connection with the Exercise) (the “New Warrants”) in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the Exercise, the Company also agreed to reduce the exercise price of the Existing Warrants from $0.23 to $0.20 per share. In connection with the Exercise, the Company will be required pursuant to the terms of 2,989,130 of its remaining unexercised common share purchase warrants, to reduce the exercise price of such warrants from $0.23 per common share to an exercise price of $0.20 per common share.

The New Warrants are exercisable immediately upon issuance at an exercise price of $0.20 per share and have a term of exercise equal to five years. The Company agreed to file a resale registration statement on Form F-1 within 45 days with respect to the common shares issuable upon exercise of the New Warrants. The warrant exercise agreements and the New Warrants each include a beneficial ownership limitation that prevents the warrant holder from owning more than 4.99% (which may be increased to 9.99% in accordance with the terms of the New Warrants) of the Company’s outstanding common shares at any time.

The gross proceeds to the Company from the Exercise totaled approximately $3,608,571, prior to deducting warrant inducement agent fees and estimated offering expenses. The Company intends to use the net proceeds of the Exercise for working capital and general corporate purposes.

Maxim Group LLC (“Maxim”) acted as the exclusive warrant solicitation agent and financial advisor to the Company in connection with the Exercise. The Company agreed to pay Maxim an aggregate cash fee equal to 7.0% of the gross proceeds received by the Company from the Exercise plus $15,000 to cover out-of-pocket expenses and legal fees.

The foregoing descriptions of the warrant exercise agreements and the New Warrants are not complete and are qualified in their entirety by reference to the full text of the form of warrant exercise agreement and the form of the New Warrant, copies of which are attached hereto as Exhibits 10.1 and 4.1, respectively, to this Report of Foreign Private Issuer on Form 6-K and are incorporated by reference herein.

The New Warrants described above were offered in a private placement pursuant to an applicable exemption from the registration requirements of the Securities Act and, along with the common shares issuable upon the exercise thereof, have not been registered under the Securities Act, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from such registration requirements. The securities were offered only to accredited investors.

This report shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

Exhibit No.	Description
4.1	Form of New Warrant
10.1	Warrant Exercise Agreement, dated January 18, 2023, by and among Siyata Mobile Inc. and the investor party thereto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIYATA MOBILE INC.

Dated: January 19, 2023	By:	/s/ Marc Seelenfreund
Marc Seelenfreund
Chief Executive Officer

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